SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

October 24, 2003

ICOS VISION SYSTEMS CORPORATION N.V.

(Translation of registrant’s name into English)

Researchpark Haasrode, Zone 1

Esperantolaan 8, 3001 Heverlee, Belgium

(Address of Principal Executive Offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Contact:

Dominique Vercammen, Finance Manager	Jody Burfening
ICOS Vision Systems Corporation NV	Lippert/Heilshorn & Associates, Inc.
Tel: 32 16 398 220	212-838-3777
Dominique.vercammen@icos.be	jburfening@lhai.com

ICOS VISION SYSTEMS REPORTS FINANCIAL RESULTS FOR THE THIRD

QUARTER OF 2003

Heverlee, Belgium — October 24, 2003 — ICOS Vision Systems Corporation NV (Nasdaq and Euronext: IVIS), a leading supplier of inspection solutions for the semiconductor industry, today announced its unaudited financial results for the third quarter ended September 30, 2003.

Revenues for the three months ended September 30, 2003 were € 10.6 million, representing an increase of approximately 8% over second quarter revenues of € 9.8 million and approximately 23% over the € 8.6 million reported for the third quarter of 2002. Income from operations for the third quarter of 2003 was € 1.4 million versus an operating income of € 0.9 million for the second quarter of 2003 and € 0.1 million for the third quarter of 2002. Net income was € 1.3 million, or € 0.12 per share, compared to a net income of € 0.2 million, or € 0.02 per share, for the third quarter of 2002.

Revenues for the nine months ending September 30, 2003 were € 29.7 million compared to € 21.9 million for the same period in 2002. Income from operations for the first nine months of 2003 was € 2.8 million compared to a loss from operations of € 0.8 million for the same period last year. Net income for the first nine months of 2003 was € 2.0 million, or € 0.19 per share, compared to a net loss of € 1.5 million, or € 0.14 per share, for the first nine months of 2002.

“This quarter’s favorable comparisons, both sequentially and year-over-year, mark the eighth consecutive quarter of revenue growth, a reflection of ICOS’ continued market share gains and strengthened product offering,” said Anton De Proft, president and chief executive officer. “In addition, revenue gains continue to translate into operating margin improvements on the basis of our low fixed-cost manufacturing model. Operating margins have increased from 5.2 percent in the first quarter to 9.2 percent and 13.3 percent in the second and third quarters, respectively. Likewise, earnings per share have steadily grown from 2 eurocents in the first quarter to 5 eurocents in the second and 12 eurocents in the third quarter.”

“Looking ahead, we see growing evidence that the semiconductor industry is entering an up-cycle, particularly on the back-end,” said De Proft. “Our visibility has definitely improved over the last two months; order intake is increasing and includes sizeable orders for capacity expansion; and, our customers are giving us positive indications of renewed spending into 2004. For these reasons, in addition to our strengthening business fundamentals, we expect this year’s favorable top and bottom line comparisons to continue in the fourth quarter and into 2004.”

ICOS is a leading worldwide developer and supplier of inspection equipment, primarily for the semiconductor packaging industry. The company believes to have the most comprehensive line of 2D and 3D inspection solutions for its target markets. ICOS has three product lines: its stand-alone inspection equipment performs the final outgoing inspection and taping of various types of semiconductor components and its board-level and system-level OEM inspection systems are integrated at various stages of the semiconductor packaging process and in the electronic assembly equipment.

ICOS’ headquarters are located in Heverlee, Belgium and it has R&D centers in Belgium, Germany and Hong Kong and sales and support offices in Japan, the USA, Singapore and Hong Kong.

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995:

Certain matters discussed in this press release, such as market conditions and the Company’s expected financial performance in the fourth quarter of 2003 and the year 2004, and any other statements about ICOS’ plans, objectives, expectations and intentions, are forward-looking statements. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected or anticipated. These risks and uncertainties include, without limitation, risks relating to intellectual property, risks relating to technological change, the introduction of new products by the Company’s competitors, and the inherent uncertainty of law suits alleging patent infringement that have been filed against the Company, as well as risks relating to the Company’s dependence on the cyclical semiconductor and electronic assembly industries, risks relating to the conduct of the business worldwide, risks related to currency exchanges and other risks referred to in our most recent annual report on form 20-F and other filings with the Securities and Exchange Commission. The Company cautions readers not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which any such statement is based, Further discussion of risk factors is also available in the Company’s SEC filings.

ICOS Vision Systems Corporation NV can be found on the World Wide Web at www.icos.be

-tables to follow-

ICOS Vision Systems Corporation NV

Consolidated Statements of Operations according to US GAAP

(in thousands of EURO, except for share and per share data)

	Three months ended September 30		Nine months ended September 30
	2003	2002	2003	2002
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues	10,576	8,615	29,712	21,891
Cost of goods sold	4,567	3,700	12,992	8,518

Gross profit	6,009	4,915	16,720	13,373

Operating expenses:
Research & development	1,551	1,876	4,716	5,021
Selling, general & administrative	3,055	2,933	9,217	9,104
Total operating expenses	4,606	4,809	13,933	14,125

Income (loss) from operations	1,403	106	2,787	(752)

Other income (loss):
Interest income	24	75	101	310
Other income	40	39	126	67
Foreign currency exchange gain (loss)	90	2	(503)	(1,223)
Net other income (loss)	154	116	(276)	(846)

Net income (loss) before taxes	1,557	222	2,511	(1,598)

Income taxes	262	27	470	(82)

Net income (loss)	1,295	195	2,041	(1,516)
Basic earnings per share	0.12	0.02	0.19	(0.14)
Weighted average number of shares	10,507,810	10,507,810	10,507,810	10,507,810
Diluted earnings per share	0.12	0.02	0.19	(0.14)
Diluted weighted average number of shares	10,609,231	10,507,810	10,555,093	10,507,810

ICOS Vision Systems Corporation NV

CONSOLIDATED BALANCE SHEETS according to US GAAP

(in thousands of EURO)

	September 30, 2003	December 31, 2002
	(unaudited)	(audited)
ASSETS
Current Assets
Cash and cash equivalents	29,396	25,880
Trade accounts receivable	9,565	7,625
Inventories	10,301	11,688
Prepaid expenses and other current assets	1,587	1,996

Total current assets	50,849	47,189

Net property and equipment	9,319	9,585
Other assets	5,305	5,378

Total Assets	65,473	62,152

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Trade accounts payable	3,750	1,170
Short term borrowings & current portion long—term debt	245	619
Other current liabilities	3,588	4,214

Total current liabilities	7,583	6,003

Long-term debt, excluding current portion	5,781	5,818
Other long-term liabilities	531	438

Total liabilities	13,895	12,259

STOCKHOLDERS’ EQUITY
Common stock	3,230	3,230
Additional paid-in-capital	22,317	22,317
Retained earnings	26,527	24,486
Accumulated other comprehensive loss	(496)	(140)

Total stockholders’ equity	51,578	49,893

Total liabilities and stockholders’ equity	65,473	62,152

ICOS Vision Systems Corporation NV

CONSOLIDATED STATEMENTS OF CASH FLOWS ACCORDING TO US GAAP

(in thousands of EURO)

	Three months ended September 30		Nine months ended September 30
	2003	2002	2003	2002
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash flows from operating activities
Net income (loss)	1,295	195	2,041	(1,516)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	187	212	629	600
Deferred tax expense (benefit)	60	(131)	(175)	(521)
Stock-based compensation expense	0	0	0	370
Changes in assets and liabilities:
Decrease (increase) in trade accounts receivable	(966)	(2,256)	(2,217)	(4,655)
Decrease (increase) in inventories	435	545	1,269	3,605
Decrease (increase) in prepaid expenses and other current assets	(146)	(638)	404	2,382
Decrease (increase) in other assets	13	(15)	91	(101)
(Decrease) increase in trade accounts payable	235	355	2,720	951
(Decrease) increase in other current liabilities	(564)	919	(424)	(511)
(Decrease) increase in other long-term liabilities	51	83	93	78

Net cash provided by (used in) operating activities	600	(731)	4,431	682

Cash flows from investing activities
Additions to property and equipment	(31)	(615)	(283)	(1,517)

Net cash used in investing activities	(31)	(615)	(283)	(1,517)

Cash flows from financing activities
Repayment of borrowings	(125)	(234)	(408)	(271)
Proceeds from borrowings	0	0	0	6,400
Lease payments	(1)	(1)	(3)	(4)

Net cash provided by (used in) financing activities	(126)	(235)	(411)	6,125

Increase (decrease) in cash and cash equivalents	443	(1,581)	3,737	5,290
Impact of exchange rate movements on cash	(6)	(6)	(221)	(33)
Cash and cash equivalents at beginning of period	28,959	27,496	25,880	20,652

Cash and cash equivalents at end of period	29,396	25,909	29,396	25,909

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICOS VISION SYSTEMS CORPORATION N.V.

Date: October 24, 2003	By:	/s/ Anton DeProft
	Name:	Anton DeProft
	Title:	President